UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                       and Rule 13a-17 or 15d-17 thereunder


                                CYTRX CORPORATION
                  (Exact name of issuer as specified in charter)

                   154 Technology Parkway, Norcross, GA  30092
                     (Address of principal executive offices)

Issuer's telephone number, including area code:     (770) 368-9500


I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1. Title of security:  Common Stock, par value $.001
2. Number of shares outstanding before the change:  31,678,212
3. Number of shares outstanding after the change:    7,919,553
4. Effective date of change:  February 6, 1996
5. Method of change:
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
     Reverse Split
   Give brief description of transaction:
     On February 6, 1996 the Registrant effected a one-for-four reverse stock split. Cash was paid in lieu of fractional shares.


II. CHANGE IN NAME OF ISSUER

1. Name prior to change: n/a
2. Name after change:    n/a
3. Effective date of charter amendment changing name:   n/a
4. Date of shareholder approval of change, if required: n/a


Date: February 13, 1996              Signature: /s/ Mark W. Reynolds
                                               Mark W. Reynolds
                                               Controller